1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
April 25, 2024	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
VIA EDGAR	Hamburg	Silicon Valley
	Hong Kong	Singapore
United States Securities and Exchange Commission	Houston	Tel Aviv
Division of Corporation Finance	London	Tokyo
Office of Life Sciences	Los Angeles	Washington, D.C.
100 F Street, N.E.	Madrid
Washington, DC 20549

Attention:  Lynn Dicker

      Eric Atallah

Re:	Merus N.V.

Form 10-K for Fiscal Year Ended December 31, 2023

Filed February 28, 2024

File No. 001-37773

To the addressees set forth above:

On behalf of Merus N.V. (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”), filed on February 28, 2024.

Set forth below is the response of the Company to the comment in the Staff’s letter to the Company, dated April 15, 2024, relating to the Form 10-K. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Years Ended December 31, 2023 and 2022, page 103

1.

We note the statement that you do not allocate employee-related costs, depreciation, rental and other indirect costs to specific research and development programs. Please revise future filings to disclose the costs incurred program-by-program for those costs that are tracked. Also revise to provide other quantitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations for all periods presented.

April 25, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its Form 10-K for the fiscal year ending December 31, 2024, the Company will revise its disclosure to include those program costs that are tracked on a program-by-program basis, as well as research and development expenses by type, as set out in the tables included in Appendix A to this letter for as long as research and development expenses continue to represent a significant portion of the Company’s total expenses. The Company anticipates that the proposed disclosure would be included in Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Results of Operations for the Years Ended December 31, 2024 and 2023—Research and Development Expenses.”

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.212.906.2908 or dennis.craythorn@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Dennis Craythorn
Dennis Craythorn
of LATHAM & WATKINS LLP

Enclosures

cc:	Gregory Perry, Merus N.V.

Peter Silverman, Merus N.V.

Harry Shuman, Merus N.V.

Peter Handrinos, Latham & Watkins LLP

Jason Hyatt, Latham & Watkins LLP

April 25, 2024

Appendix A

The following table summarizes our research and development expenses by product candidate for the years ended December 31, 2024 and 2023:

	For the twelve months ended December 31,
	2024	2023	Change
	(In millions)
Research and development expenses
Program 1
Program 2
Program 3
Research general
Unallocated R&D expenses

Total research and development expenses	$—	$—	$—

The following table summarizes our research and development expenses by type for the years ended December 31, 2024 and 2023:

	2024	2023	Change
	(In millions)
Research and development expenses
Clinical, manufacturing and other external costs
Wages, salaries and other employee benefits
Share-based compensation
Consultants
Depreciation and amortization
Facilities and other related

Total research and development expenses	$—	$—	$—